UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
WHEELER REAL ESTATE INVESTMENT TRUST INC
(Name of Issuer)
COMMON STOCK, par value $0.01
(Title of Class of Securities)
963025861
(CUSIP Number)
HOWARD AMSTER
290 NORTH OLIVE AVE #523
WEST PALM BEACH, FL 33401
(216) 595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
SEPTEMBER 6, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS (see instructions)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

-0-

8.
SHARED VOTING POWER

-0-

9.
SOLE DISPOSITIVE POWER

-0-

10.
SHARED DISPOSITIVE POWER
-0-

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.
TYPE OF REPORTING PERSON (see instructions)
IN

*The Reporting Persons original Schedule 13D reported ownership of 2,822,230 shares of the Issuers common stock, par value $0.01. Effective May 17, 2024, the Issuer completed a 1-for-24 reverse stock split of its common stock. Stockholders who would have received fractional shares as a result of the reverse stock split received cash in lieu thereof. Effective June 27, 2024, the Issuer completed a 1-for-5 reverse stock split of its common stock. Stockholders who would have received fractional shares as a result of the reverse stock split received cash in lieu thereof. As a result of the above-referenced stock splits, the number of shares of the Issuers common stock held by the Reporting Person was reduced to 23,518. The Reporting Person sold all of these shares on September 6, 2024 as reported below.


1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST 3 U/A DTD 11/23/2021

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS (see instructions)
WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.
SOLE VOTING POWER
-0-

8.
SHARED VOTING POWER
-0-

9.
SOLE DISPOSITIVE POWER
-0-

10.
SHARED DISPOSITIVE POWER
-0-

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**

14.
TYPE OF REPORTING PERSON (see instructions)
OO

* The Reporting Persons original Schedule 13D reported ownership of 243,530 shares of the Issuers common stock, par value $0.01. Effective May 17, 2024, the Issuer completed a 1-for-24 reverse stock split of its common stock. Stockholders who would have received fractional shares as a result of the reverse stock split received cash in lieu thereof. Effective June 27, 2024, the Issuer completed a 1-for-5 reverse stock split of its common stock. Stockholders who would have received fractional shares as a result of the reverse stock split received cash in lieu thereof. As a result of the above-referenced stock splits, the number of shares of the Issuers common stock held by the Reporting Person was reduced to 2,029. The Reporting Person sold all of these shares on September 6, 2024 as reported below.




Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01, of Wheeler Real Estate Investment Trust Inc. (the Issuer). The principal executive office of the issuer is 2529 Virginia Beach Blvd Virginia Beach, VA 23452.

Item 2. Identity and Background.
This Schedule 13D is filed as a joint statement by Howard Amster, in his individual capacity, and the Howard Amster 2021 Charitable Remainder Unitrust 3 U/A DTD 11/23/2021 (together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below.
The Reporting Persons are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act). This filing, however, shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person.

(a) Howard Amster is a real estate investor. He is trustee of the Howard Amster 2021 Charitable Remainder Unitrust #3. The Howard Amster 2021 Charitable Remainder Unitrust 3 is a trust engaged in investment activity.
(b) The principal business address of each of the Reporting Persons is 290 North Olive Ave., #523, West Palm Beach, FL 33401.
(c) In addition to his investment-related activities, Mr. Amster serves as the sole trustee of the Howard Amster 2021 Charitable Remainder Unitrust 3 U/A DTD 11/23/2021. Both Reporting Persons are engaged in investment activity.
(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Amster is a United States citizen. The other Reporting Person is a trust organized under the laws of the State of Ohio.

Item 5. Interest in Securities of the Issuer.
     (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
(b) See Items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is (i) sole or shared power to vote or direct the vote and (ii) sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
(c) The following table sets forth all transactions with respect to the shares of Common Stock reported on this Schedule 13D effected during the past sixty
(60) days by any of the Reporting Persons.


     Date of 	        	No. of Shares				Aggregate Sale Price	Price per share
     Transaction	        	Sold		Seller


        09/06/24		23,518		Howard Amster			$67,732		$2.88
     09/06/24		2029		Howard Amster 2021 CRUT#3	$5,844		$2.88

     (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.

(e) Not Applicable.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER

/s/ Howard Amster
Date: September 10, 2024


HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 10, 2024


















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